EXHIBIT 99.1

OSISKO ENTERS INTO AN AGREEMENT WITH INVESTISSEMENT QUÉBEC FOR A NON-BROKERED PRIVATE PLACEMENT OF $85 M

MONTREAL, March 30, 2020 (GLOBE NEWSWIRE) -- Osisko Gold Royalties Ltd (the “Company” or “Osisko”) (OR: TSX & NYSE) is pleased to announce that it has entered into an agreement with Investissement Québec, a well known Québec institution and long-term supporter of Osisko, for a non-brokered private placement of 7,727,273 common shares (the “Common Shares”) of the Company at a price of $11.00 per Common Share (the “Private Placement”). After the closing of the Private Placement, Investissement Québec will hold 5.04% of the issued and outstanding shares of the Company.

The net proceeds from the Private Placement will be used for general working capital purposes. The Private Placement is expected to close on or about April 1st, 2020. It is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the Toronto Stock Exchange and the applicable securities regulatory authorities. The Common Shares issued under the Private Placement are subject to a four-month hold period from the date of issuance of the Common Shares under applicable Canadian securities laws.

Sean Roosen, Chair and CEO stated: “We are pleased to announce today’s financing with Investissement Québec who have shown significant confidence in our business model during exceptionally volatile times. Investissement Québec has been a partner since the early days of the Osisko group and we welcome them onto the shareholder roster in this more meaningful way. The management and board of directors of Osisko felt it was prudent, in the wake of the COVID-19 disruptions, to bolster our balance sheet to weather whatever volatility may still come. The Private Placement also provides the Company with added flexibility for acquisitions of new royalties and streams. Going forward we see the number of, and the quality of, possible royalty and streaming transactions improving considerably.”

“Investissement Québec is proud to renew its commitment to Osisko, a Québec-based industry leader, while providing it with the flexibility needed to overcome the challenges faced by business owners and managers in the wake of the unprecedented COVID-19 crisis,” said Guy LeBlanc, President and CEO of Investissement Québec.

About Osisko Gold Royalties Ltd

Osisko Gold Royalties Ltd is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. Osisko holds a North American focused portfolio of over 135 royalties, streams and precious metal offtakes. Osisko’s portfolio is anchored by its cornerstone asset, a 5% net smelter return royalty on the Canadian Malartic mine, which is the largest gold mine in Canada. Osisko also owns the Cariboo gold project in Canada as well as a portfolio of publicly held resource companies, including a 15.9% interest in Osisko Mining Inc., 17.9% interest in Osisko Metals Incorporated and a 18.3% interest in Falco Resources Ltd.

Osisko’s head office is located at 1100 Avenue des Canadiens-de Montréal, Suite 300, Montréal, Québec, H3B 2S2.

About Investissement Québec

The mission of Investissement Québec is to participate actively in Québec’s economic development by stimulating business innovation, entrepreneurship and the growth of exports and investment in every region of Québec. The Corporation provides enterprises and entrepreneurs with support services, including technology-based measures, as well as adapted financial solutions and investments. Through its Investissement Québec International division, the Corporation assists enterprises with exports and prospects for foreign investments.

For further information, please contact Osisko Gold Royalties Ltd:
Sandeep Singh President Tel. (514) 940-0670 ssingh@osiskogr.com

Forward-looking Statements

Certain statements contained in this press release may be deemed “forward‐looking statements” within the meaning of applicable Canadian and U.S. securities laws. These forward‐looking statements, by their nature, require Osisko to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward‐looking statements. Forward‐looking statements are not guarantees of performance. Words such as “may”, “will”, “would”, “could”, “expect”, “believe”, “plan”, “anticipate”, “intend”, “estimate”, “continue”, or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward‐looking statements. Information contained in forward‐looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including management’s perceptions of historical trends, current conditions and expected future developments, as well as other considerations that are believed to be appropriate in the circumstances. Osisko considers its assumptions to be reasonable based on information currently available, but cautions the reader that their assumptions regarding future events, many of which are beyond the control of Osisko, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect Osisko and its business. Such risks and uncertainties include, among others, risks relating to the Offering; volatility in the trading price of Common Shares of the Company; risks relating to the ability of the Company to obtain required approvals, complete definitive documentation and complete the Offering, the terms and duration of any government orders suspending or limiting operations that are applicable to Osisko; the responses of relevant governments to the COVID-19 outbreak and the effectiveness of such responses.

For additional information with respect to these and other factors and assumptions underlying the forward‐looking statements made in this press release, see the section entitled “Risk Factors” in the most recent Annual Information Form of Osisko which is filed with the Canadian securities commissions and available electronically under Osisko’s issuer profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission and available electronically under Osisko’s issuer profile on EDGAR at www.sec.gov. The forward‐ looking statements set forth herein reflect Osisko’s expectations as at the date of this press release and are subject to change after such date. Osisko disclaims any intention or obligation to update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise, other than as required by law.